EXHIBIT 99.1

Alio Gold Provides First Quarter 2018 Production From San Francisco With Management and Transaction Updates

VANCOUVER, B.C., April 11, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), announces preliminary production results from its 100% owned San Francisco Mine in Sonora, Mexico for the Company’s first quarter (“Q1”) ended March 31, 2018. The Company expects to release its full Q1 2018 financial and operational results on May 9, 2018 and will host a conference call that same day (details at the end of this release).  The Company is also providing an update on the management team and the proposed business combination with Rye Patch Gold Corp. (“Rye Patch Gold”) (see news release dated March 19, 2018).

Highlights

  Produced 17,624 ounces of gold in Q1 2018 at the San Francisco Mine
  Maintained 2018 guidance of between 90,000 and 100,000 ounces of gold
  Business combination with Rye Patch Gold supported by major shareholders, on track to close May 25, 2018
  Appointed Markus Felderer as Vice President, Corporate Development

“We anticipated the first quarter to be our lowest production quarter of the year as we implemented our dual cut-off strategy at San Francisco.  With the run of mine ore only placed under leach towards the end of January, we did not see ounces draining from the pad until March,” said Greg McCunn, Chief Executive Officer. “Further, we still have not yet seen the impact of increased cut-off grade to the crusher feed and the average grade fed to the crusher of 0.42 g/t gold was below expectations.  As our operating processes with this relatively new strategy improve, we maintain our full-year guidance of between 90,000 and 100,000 ounces of gold at all-in sustaining costs of between $1,000 and $1,100 per ounce.”

Mining and Processing

Category	Three months ended March 31
	2018	2017
Ore processed (t) (crusher feed)	1,714,564	1,963,307
Average grade processed (g/t)	0.42	0.48
ROM ore (t)	1,100,860	-
Average grade processed (g/t)	0.17	-
Waste mined (t)	5,852,718	3,241,871
Total mined (t)	8,679,322	5,183,988
Strip ratio (w:o) (crusher feed & ROM)	2.07	1.67
Gold produced (oz)	17,624	26,048
Silver produced (oz)	8,997	11,899

Sales and Revenue

Gold produced and sold during the quarter was 17,624 ounces and 17,449 ounces, respectively. The average selling price realized was $1,332/oz resulting in $23.3 million in metal revenues. The Company had an unaudited cash balance of approximately $39.3 million as at March 31, 2018.

Category	Three months ended March 31
	2018	2017
Gold Sold (oz)	17,449	26,048
Realized Gold Price ($/oz)	$1,332	$1,232

Business Combination with Rye Patch Gold

On March 19, 2018, the Company announced a proposed business combination with Rye Patch Gold.  Since the combination was announced, management has been pleased the strong level of support on the transaction received from Rye Patch Gold’s largest shareholders in its meetings.  These shareholders, totaling approximately 35% of issued and outstanding shares, have committed to support the transaction.  Joe Foster, Portfolio Manager at Van Eck Gold Funds stated, “I believe the merged company presents significant value and opportunity for the shareholders of both companies. I anticipate Alio Gold to become a core position in our junior portfolio of companies.”

Information circulars are expected to be mailed to shareholders on April 25, 2018, with a special and annual meeting of the Company and Rye Patch Gold to be held simultaneously on May 18, 2018.  A majority of the shareholder votes cast at the Company’s shareholder meeting are required for approval and 66 2/3% of votes cast at Rye Patch Gold’s shareholder meeting are required for approval.  If successful, the transaction is expected to close on May 25, 2018.

Appointed Markus Felderer as Vice President, Corporate Development

The Company is pleased to announce that Markus Felderer has been appointed Vice President, Corporate Development, effective April 2, 2018.  Markus was most recently Managing Director, Investment Banking, at Canaccord Genuity, where he led an M&A and equity business focused solely on the mining sector. Previously, he led HSBC's Metals & Mining Advisory/M&A business in the Americas.  During his time in investment banking, he provided a broad range of clients globally with financial and strategic analyses and advice regarding growth and financing strategies.  Prior to investment banking, Mr. Felderer worked at Teck Cominco Ltd. in business development where he conducted evaluations of mining projects and companies. Markus holds a Chartered Financial Analyst (CFA) designation and has an MBA and a Bachelor of Applied Science, Mining and Mineral Process Engineering.

Conference Call

The Company will release its 2018 first quarter results prior to the market open on May 9, 2018, followed by a conference call and webcast at 11:00am (EDT).

Date:	Wednesday, May 9, 2018
Time:	11:00am (EDT)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	1099349
Webcast:	https://edge.media-server.com/m6/p/tq2s9yme
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company recently announced an agreement to acquire Rye Patch Gold, including its 100% owned Florida Canyon Mine and all of its resource and exploration projects along the Oreana and Cortez Gold trends. The acquisition is expected to be completed in late May 2018.  The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations, projected operational updates to the Ana Paula Project, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project and expectations regarding the payment of dividends on the Company’s common shares.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.